UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

POINT Biopharma Global Inc.

(Name of Subject Company)

POINT Biopharma Global Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

730541109

(CUSIP Number of Class of Securities)

Joe McCann

Chief Executive Officer

4850 West 78th Street

Indianapolis, IN

(317) 543-9957

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson

Chadé Severin

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by POINT Biopharma Global Inc., a Delaware corporation (“POINT”) with the Securities and Exchange Commission on October 13, 2023, relating to the tender offer by Yosemite Falls Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock of POINT, par value $0.0001 per share (the “Shares”), at a purchase price of $12.50 per Share, net to the stockholder in cash, without interest, and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 13, 2023 (as amended or supplemented from time to time) and the related Letter of Transmittal (as amended or supplemented from time to time), and pursuant to the Agreement and Plan of Merger, dated as of October 2, 2023, by and among Lilly, Purchaser and POINT.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 5 is being filed to reflect certain updates as set forth below.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the bold and underlined text and deleting the struck through text to the below paragraph under the subsection titled “Tender Offer” on page 3 as follows:

“Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on October 13, 2023. The Offer was initially scheduled to expire at one minute after 11:59 p.m., Eastern Time, on November 9, 2023. On November 8, 2023, the Offer was extended until 5:00 p.m., Eastern Time, on November 16, 2023. ~~in order for the parties to satisfy outstanding closing conditions, subject to the terms and conditions of the Merger Agreement and the Offer~~ On November 17, 2023, Lilly announced ~~an~~ a further extension of the Offer until 5:00 p.m., Eastern Time, on ~~November 16, 2023~~ December 1, 2023 (the “Expiration Time”), unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date. The depositary has advised Purchaser that, as of 5:00 p.m., Eastern Time, on November 16, 2023, approximately 28,186,065 Shares had been validly tendered into and not properly withdrawn pursuant to the Offer, representing approximately 26.45% of the outstanding Shares. If at the scheduled Expiration Time any of the conditions to the Offer (other than the Minimum Tender Condition) have not been satisfied or waived, Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for one or more consecutive increments of not more than 10 business days each (or such longer period as may be agreed to by Lilly and POINT), until such time as such conditions have been satisfied or waived. Purchaser shall, and Lilly shall cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or The Nasdaq Capital Market, in each case that are applicable to the Offer. In addition, if at the scheduled Expiration Time, each condition to the Offer (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may elect to (and if so requested by POINT, Purchaser shall, and Lilly shall cause Purchaser to), extend the Offer for one or more consecutive increments of such duration as requested by POINT (or if not so requested by POINT, as determined by Lilly), but not more than 10 business days each (or for such longer period as may be agreed to by Lilly and POINT), provided that POINT shall not request Purchaser to, and Lilly shall not be required to cause Purchaser to, extend the Offer pursuant to this sentence on more than five occasions. In no event will Purchaser be required to extend the Offer beyond one minute after 11:59 p.m., Eastern Time, on July 2, 2024 (the “Outside Date”), provided that the Outside Date may be extended once by a period of 90 days, if on the Outside Date all of the Offer Conditions have been satisfied or waived by Lilly or Purchaser (other than conditions that by their nature are to be satisfied at the Acceptance Time, each of which is then capable of being satisfied), other than the Antitrust Condition, the NRC Condition and the condition requiring the absence of any Legal Restraint by any Specified Governmental Entity preventing or prohibiting the consummation of the Offer or the Merger.”

ITEM 9.	EXHIBITS

1.	Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(L)	Press Release issued by Lilly on November 17, 2023 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2023

POINT Biopharma Global Inc.

By:	/s/ Bill Demers
	Name:	Bill Demers
	Title:	Chief Financial Officer